[redacted]

15049977

*KH

SECURI ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Freeman and Co. Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue, 12th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Daniels, FINOP — 212-751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/17

OATH OR AFFIRMATION

I Eric Weber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

CAROL H. FOX
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FO4976291
Qualified in Queens County
My Commission Expires January 14, 2019

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Freeman & Co. Securities, LLC
Contents
December 31, 2014

KPMG

KPMG LLP
4 Becker Farm Road
Roseland, NJ 07068

Report of Independent Registered Public Accounting Firm

The Member
Freeman & Co. Securities, LLC:

We have audited the accompanying statement of financial condition of Freeman & Co. Securities, LLC as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Freeman & Co. Securities, LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 5, 2015

Freeman & Co. Securities, LLC
Statement of Financial Condition
As of December 31, 2014

Assets		
Cash and cash equivalents	$	2,903,500
Office equipment, net of accumulated depreciation of $9,655		4,006
Other assets		42,463
Total assets	$	2,949,969
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	85,489
Due to Sole Member		173,400
Deferred rent		27,274
Total liabilities		286,163
Member's equity		2,663,806
Total liabilities and member's equity	$	2,949,969

The accompanying notes are an integral part of this financial statement.

1. Nature of business

Freeman & Co. Securities, LLC (the "Company"), is a Delaware limited liability company and is wholly-owned by Freeman & Co. LLC (the "Sole Member"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's operations consist primarily of providing general strategic advice to corporations concerning mergers, acquisitions, divestitures, joint ventures, business strategy, strategic investments, and other corporate transactions. The Company participates in debt and equity underwritings.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February XX, 2015. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents at year end of approximately $2,336,000 consist of one money market account, the value of which is equal to fair value.

Advisory Fees

Advisory fee revenues are recorded as earned in accordance with the terms of the advisory fee agreements.

Underwriting Fee Income

Underwriting revenues include both management fees and selling concessions for transactions in which the Company acts as an underwriter. Fee revenue relating to underwriting commitments should be recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. Fees are recorded, net of any syndicate expenses, which are allocated to the Company as a co-manager, and reported separately on the Statement of Operations.

Office Equipment

Office equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful life of three years.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any federal or state income taxes on its income. The Company's Sole Member is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is reflected on the books of the Company, in accordance with the provisions of the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification. This Topic requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements. For the year ended December 31, 2014, the Company's allocated portion of UBT was approximately $38,000, which includes a net deferred tax asset of approximately $5,000 from temporary differences generated from prepaid costs and accrued expenses.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's Sole Member files its income tax returns in the U.S. federal and various state and local jurisdictions, and remains subject to U.S. federal and state income tax audits for all periods subsequent to 2011.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

4. Net capital requirement

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was approximately $2,617,000 which was approximately $2,517,000 in excess of its minimum requirement of $100,000.

5. Related party transactions

The Company has an Administrative Services Agreement (the "Agreement") with its Sole Member. The Agreement requires the Sole Member to provide all services required by the Company to operate its business, including but not limited to, office facilities and services, office equipment and technology, which is included in the related line items on the statement of operations. The total amount of administrative service provided by the Sole Member and reimbursed by the Company in 2014 was approximately $785,000. In addition, the Sole Member pays out compensation costs to personnel on behalf of the Company, which the Company accrues directly based upon completed transactions. These compensation costs totaled $2,273,400 for 2014 included on the statement of operations, for which the Company reimbursed $2,100,000 during 2014 and had a balance due to the Sole Member of $173,400 as of December 31, 2014.

6. Concentrations

The Company earned advisory fees from three clients that individually comprised greater than 10% of total revenues. Fees from these clients accounted for approximately 91% of advisory fees in 2014. There were no balances due as of December 31, 2014 from these customers.

In the normal course of business, the Company maintains all of its cash in a financial institution, which at times, may exceed federally insured limits. The Company is subject to credit risk to the extent that the financial institution with which it conducts business is unable to fulfill its contractual obligations. Management monitors the financial condition of such institution and does not anticipate any losses from this counterparty.